News Releasee Communiqué de Pressee

Exhibit 99.1
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Catherine ENCK
Tel. + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. + 33 (0) 1 47 44 45 90
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel : + 33 (0) 1 47 44 47 49
Bertille ARON
Tel : + 33 (0) 1 47 44 67 12
Franklin BOITIER
Tel. : + 33 (0) 1 47 44 59 81
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Appointments
Catherine Enck is appointed to be in charge of relations with nongovernmental organisations and civil society organisations
Isabelle Desmet is appointed to be in charge of media relations
Paris, June, 18 2007 - Catherine Enck who has been in charge of the media office at Total since 2000, joins the direction of Institutional Relations where she will be in charge of relations with nongovernmental organisations and civil society organisations.
Isabelle Desmet joins Total starting July 16, 2007 and will be in charge of the Group’s media relations. Ms. Desmet comes to the Group from EADS where she was the Corporate Communications Director, France.

After graduating with a degree in biochemistry and genetics, Catherine Enck began her career in public relations and information at the French Ministry of Industry in 1980. After managing external relations with Université Paris IX Dauphine from 1981, she joined Bull in 1985, where she headed the Media Relations Department until 1991. Then she was in charge of media relations at Paribas (1991) and Elf Aquitaine (1995) successively. She then spent two years as a project manager in Exploration & Production and Human Resources. Catherine Enck has headed Total’s Media Relations Department since 2000.

With degrees in law and literature, Isabelle Desmet began her career in 1985 as a press officer at the French National Assembly before moving to the Ministry of Industry, Postal Services, Telecommunications and Tourism in 1986. Beginning in 1988, she was in charge of media relations at Remy Cointreau, Seagram Universal, Club Méditerranée and BMW Rover France successively, before joining Smithkline Beecham France (Glaxo Smithkline France since 2001) in January 2000. She has been Head of Corporate Communications France for EADS since 2005.
* * * * * *
Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com